Exhibit 99.1

As of the effective time (the "Effective Time") of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2015, as amended, by and among the Issuer (known as Sequential Brands Group, Inc. prior to the Effective Time), Martha Stewart Living Omnimedia, Inc., Singer Madeline Holdings, Inc. (which was renamed Sequential Brands Group, Inc. and is the successor to the Issuer and Martha Stewart Living Omnimedia, Inc. as of the Effective Time) ("Holdings"), Madeline Merger Sub, Inc. and Singer Merger Sub, Inc. (the "Merger Agreement"), each share of common stock of the Issuer was converted into one share of common stock of Holdings, and each unvested award of restricted common stock of the Issuer outstanding immediately prior to the Effective Time was converted into a restricted stock award of Holdings on the terms and conditions under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of common stock of Holdings equal to the number of shares underlying the unvested award of restricted common stock of the Issuer. The common stock number referred in Table I is an aggregate number, and represents the following holdings of the reporting person immediately prior to the Effective Time: (i) 70,766 shares of common stock of the Issuer and (ii) 8,334 shares underlying an unvested award of restricted common stock of the Issuer. These 8,334 shares constitute the unvested portion of an award of restricted common stock granted to the reporting person by the Issuer on October 31, 2013, which by its terms vests equally in three installments on each of October 31, 2014, October 31, 2015 and October 31, 2016 (the "Issuer Restricted Stock Award"). The 8,334 shares of common stock are the final installment in the Issuer Restricted Stock Award to vest, and will vest as common stock underlying a restricted stock award of Holdings on October 31, 2016.